March 27, 2018

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Re:	Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 for ProShares Trust II

 (ProShares Trust II File No. 333-223012)

Dear Ms. McManus:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 4:00 p.m. on March 29, 2018, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this matter.

Very truly yours,

By: /s/ Richard F. Morris

Richard F. Morris

General Counsel